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Exhibit 99.3

Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that revenues and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2011 and 2010, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 28, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Accountants
March 28, 2012	Licensed Public Accountants

 MANAGEMENT CERTIFICATION

        Management of Agnico-Eagle Mines Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 28, 2012	By	/s/ SEAN BOYD Sean Boyd Vice Chairman, President and Chief Executive Officer
	By	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2011 and 2010, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agnico-Eagle Mines Limited at December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with United States generally accepted accounting principles.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Accountants
March 28, 2012	Licensed Public Accountants

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars", "US$" or "$"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Certain information in the consolidated financial statements is presented in Canadian dollars ("C$"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual arrangements or economic interests of which the Company is the primary beneficiary.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

        Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Amounts are removed from inventory based on average cost. The current portion of stockpiles, ore on leach pads and inventories are determined based on the expected amounts to be processed within the next 12 months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next 12 months are classified as long term.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from an open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled ore.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Costs fully absorbed into inventory values include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are generally processed within twelve months of extraction, with the exception of certain amounts of the Pinos Altos mine's, Kittila mine's and Meadowbank mine's ore stockpiles. Due to the structure of these ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life, which results in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Concentrates and dore bars

        Concentrates and dore bar inventories consist of concentrates and dore bars for which legal title has not yet passed to third-party smelters. Concentrates and dore bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of significant projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records amortization on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achieving commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine or development property include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

        Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value allocated to each reporting unit and comparing this amount to the fair values of identifiable assets and liabilities allocated to each reporting unit. Goodwill is not amortized.

        The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

Financial instruments

        From time to time, Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income (loss) or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown, net of smelter charges, as part of revenues from mining operations.

Foreign currency translation

        The functional currency for each of the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedge transactions.

Reclamation costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expenses, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that have an impact on required environmental protection measures and related costs; changes in water quality that have an impact on the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor; whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning of period carrying amount of the ARO. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expenses.

        Environmental remediation liabilities are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction, or development of a long-lived asset.

The Company is required to recognize a liability for obligations associated with environmental remediation liabilities arising from past acts.

        Other environmental remediation costs that are not AROs or environmental remediation liabilities as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 410-20 — Asset Retirement Obligations and 410-30 — Environmental Obligations, respectively, are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, deferred income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have a greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such changes. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense when incurred. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expenses would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan and the Incentive Share Purchase Plan are described in note 8(a) and note 8(b), respectively, to the consolidated financial statements. The Company issues common shares to settle its obligations under both plans.

        The Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share.

Net income (loss) per share

        Basic net income (loss) per share is calculated on net income (loss) for the year using the weighted average number of common shares outstanding during the year. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus, in the case of options, the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share computation.

Pension costs and obligations and post-retirement benefits

        In Canada, Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above. Under this plan an additional 10% of the designated executives' income are contributed by the Company. The Company does not offer any other post-retirement benefits to its employees.

        Agnico-Eagle also provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

Commercial production

        The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Other accounting developments

Recently adopted accounting pronouncements

Fair Value Accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning on January 1, 2010, with the exception of the level 3 disaggregation which was effective for the Company's fiscal year beginning January 1, 2011. Adoption of this updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows. See Note 4 for details regarding the Company's financial assets and liabilities measured at fair value.

Business Combinations

        In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior year. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company's fiscal year beginning January 1, 2011. See Note 10 for the application of this updated guidance to business combinations that occurred during the year ended December 31, 2011.

Revenue Recognition — Multiple-Deliverable Revenue Arrangements

        In October 2009, the FASB issued an amendment to its guidance on multiple-deliverable revenue arrangements which is effective for fiscal years beginning on or after June 15, 2010. This updated guidance addresses accounting and reporting for arrangements under which the vendor will perform multiple revenue-generating activities, including how to separate deliverables and measure and allocate the arrangement consideration. This amendment also significantly expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangement. Based on the Company's assessment, these changes do not have an impact on its current accounting for revenue or required disclosures.

Recently issued accounting pronouncements and developments

        Under the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these standards will have on the Company's consolidated financial position, results of operations and disclosures.

Comprehensive Income

        In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the FASB is able to reconsider those paragraphs. The Company does not expect the updated guidance to have an impact on its consolidated financial position, results of operations or cash flows.

Fair Value Accounting

        In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for the Company's fiscal year beginning on January 1, 2012. The Company does not expect the updated guidance to have a significant impact on its consolidated financial position, results of operations or cash flows.

Goodwill Impairment

        In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The update is effective for the Company's fiscal year beginning on January 1, 2012, with earlier application permitted. The Company does not expect the updated guidance to have a significant impact on its consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

        In November 2011, ASC guidance was issued related to disclosures around offsetting financial instrument and derivative instrument assets and liabilities. Under the updated guidance, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning on January 1, 2013. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

        Based on recent guidance from the Canadian Securities Administrators and the SEC, as a Canadian issuer and existing US GAAP filer, the Company will continue to be permitted to use US GAAP as its principal basis of accounting. The SEC has not yet committed to a timeline which would require the Company to adopt International Financial Reporting Standards ("IFRS"). A decision to voluntarily adopt IFRS has not been made.

        An IFRS project group and a steering committee have been established by the Company and a high level project plan has been formulated. The implementation of IFRS would be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implementation of IFRS in daily business.

        The initial diagnostics phase has been completed and the detailed IFRS analysis has commenced. A report has been prepared with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS. The key areas for the diagnostics work were to review the consolidated financial statements of the Company and obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Comparative figures

        Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2011 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2011	2010
ASSETS
Current
Cash and cash equivalents	$179,447	$95,560
Short-term investments	6,570	6,575
Restricted cash (note 14)	35,441	2,510
Trade receivables (note 1)	75,899	112,949
Inventories:
Ore stockpiles	28,155	67,764
Concentrates and dore bars	57,528	50,332
Supplies	182,389	149,647
Income taxes recoverable	371	—
Available-for-sale securities (note 2(b))	145,411	99,109
Other current assets (note 2(a))	110,369	89,776

Total current assets	821,580	674,222
Other assets (note 2(c))	88,048	61,502
Goodwill (note 10)	229,279	200,064
Property, plant and mine development (note 3)	3,895,355	4,564,563

	$5,034,262	$5,500,351

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 11)	$203,547	$160,375
Environmental remediation liability (note 6(a))	26,069	—
Dividends payable	—	108,009
Interest payable	9,356	9,743
Income taxes payable	—	14,450
Capital lease obligations (note 13)	11,068	10,592
Fair value of derivative financial instruments (note 15)	4,404	142

Total current liabilities	254,444	303,311

Long-term debt (note 5)	920,095	650,000

Reclamation provision and other liabilities (note 6)	145,988	145,536

Deferred income and mining tax liabilities (note 9)	498,572	736,054

SHAREHOLDERS' EQUITY
Common shares (notes 7(a), (b), (c) and (d)):
Issued — 170,859,604 common shares, less 45,868 shares held in trust	3,181,381	3,078,217
Stock options (note 8(a))	117,694	78,554
Warrants (note 7(c))	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings (deficit)	(129,021)	440,265
Accumulated other comprehensive income (loss) (note 7(e))	(7,106)	28,390

	3,202,972	3,665,450

Non-controlling interest	12,191	—

Total shareholders' equity	3,215,163	3,665,450

	$5,034,262	$5,500,351

Contingencies and commitments (notes 6, 9, 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Years ended December 31,
	2011	2010	2009
REVENUES
Revenues from mining operations (note 1)	$1,821,799	$1,422,521	$613,762
COSTS, EXPENSES AND OTHER INCOME
Production	876,078	677,472	306,318
Exploration and corporate development	75,721	54,958	36,279
Amortization of property, plant and mine development (note 13)	261,781	192,486	72,461
General and administrative (note 16)	107,926	94,327	63,687
Write-down of available-for-sale securities	8,569	—	—
Provincial capital tax	9,223	(6,075)	5,014
Interest expense (note 5)	55,039	49,493	8,448
Interest and sundry expense (income)	5,188	(10,254)	(12,580)
Impairment loss on Meadowbank mine (note 18)	907,681	—	—
Loss on Goldex mine (note 17)	302,893	—	—
Gain on acquisition of Comaplex Minerals Corp., net of transaction costs (note 10)	—	(57,526)	—
Gain on derivative financial instruments (note 15)	(3,683)	(7,612)	(3,592)
Gain on sale of available-for-sale securities (note 2(b))	(4,907)	(19,487)	(10,142)
Foreign currency translation loss (gain)	(1,082)	19,536	39,831

Income (loss) before income and mining taxes	(778,628)	435,203	108,038
Income and mining taxes (note 9)	(209,673)	103,087	21,500

Net income (loss) for the year	$(568,955)	$332,116	$86,538

Attributed to non-controlling interest	$(60)	$—	$—

Attributed to common shareholders	$(568,895)	$332,116	$86,538

Net income (loss) per share — basic (note 7(f))	$(3.36)	$2.05	$0.55

Net income (loss) per share — diluted (note 7(f))	$(3.36)	$2.00	$0.55

Cash dividends declared per common share	$—	$0.64	$0.18

COMPREHENSIVE INCOME (LOSS)
Net income (loss) for the year	$(568,955)	$332,116	$86,538

Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities	(5,863)	—	16,287
Adjustments for derivative instruments maturing during the year	1,459	—	(7,399)
Unrealized gain (loss) on available-for-sale securities	(26,874)	64,649	76,037
Adjustments for realized gain on available-for-sale securities due to dispositions and write-downs during the year	(4,907)	(19,487)	(10,142)
Net amount reclassified to net income due to acquisition of business (note 10)	—	(64,508)	—
Change in unrealized loss on pension liability	(1,055)	(4,093)	(727)
Tax effect of other comprehensive income (loss) items	1,744	780	(2,399)

Other comprehensive income (loss) for the year	(35,496)	(22,659)	71,657

Comprehensive income (loss) for the year	$(604,451)	$309,457	$158,195

Attributed to non-controlling interest	$(60)	$—	$—

Attributed to common shareholders	$(604,391)	$309,457	$158,195

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares						Accumulated Other Comprehensive Income (Loss)
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)		Non-controlling Interest
	Shares	Amount		Warrants
Balance December 31, 2008	154,808,918	$2,299,747	$41,052	$24,858	$15,166	$157,541	$(20,608)	$—
Shares issued under Employee Stock Option Plan (note 8(a))	1,238,000	48,313	(11,683)	—	—	—	—	—
Stock options	—	—	36,402	—	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 8(b))	196,649	11,290	—	—	—	—	—	—
Shares issued under flow-through share private placement (note 7(b))	358,900	19,153	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	18,764	912	—	—	—	—	—	—
Shares issued for purchase of mining property (note 7(c))	33,825	894	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	86,538	—	—
Dividends declared ($0.18 per share) (note 7(a))	—	—	—		—	(27,921)	—	—
Other comprehensive income for the year	—	—	—	—	—	—	71,657	—
Restricted share unit plan (note 8(c))	(29,882)	(1,550)	—	—	—	—	—	—

Balance December 31, 2009	156,625,174	$2,378,759	$65,771	$24,858	$15,166	$216,158	$51,049	$—

Shares issued under Employee Stock Option Plan (note 8(a))	1,627,766	104,111	(29,447)	—	—	—	—	—
Stock options	—	—	42,230	—	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 8(b))	229,583	14,963	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	25,243	1,404	—	—	—	—	—	—
Shares issued for purchase of mining property (note 7(c) and (d))	10,225,848	579,800	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	332,116	—	—
Dividends declared ($0.64 per share) (note 7(a))	—	—	—	—	—	(108,009)	—	—
Other comprehensive loss for the year	—	—	—	—	—	—	(22,659)	—
Restricted share unit plan (note 8(c))	(13,259)	(820)	—	—	—	—	—	—

Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390	$—

Shares issued under Employee Stock Option Plan (note 8(a))	308,688	18,094	(4,396)	—	—	—	—	—
Stock options	—	—	43,536	—	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 8(b))	360,833	19,229	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	176,110	10,130	—	—	—	—	—	—
Shares issued for purchase of mining property (note 7(d))	1,250,477	56,146	—	—	—	—	—	—
Non-controlling interest addition upon acquisition	—	—	—	—	—	—	—	12,251
Net loss for the year attributed to common shareholders	—	—	—	—	—	(568,895)	—	—
Net loss for the year attributed to non-controlling interest	—	—	—	—	—	—	—	(60)
Dividends declared (nil per share) (note 7(a))	—	—	—	—	—	(391)	—	—
Other comprehensive loss for the year			—	—	—		(35,496)	—
Restricted share unit plan (note 8(c))	(2,727)	(435)	—	—	—	—	—	—

Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2011	2010	2009
Operating activities
Net income (loss) for the year	$(568,955)	$332,116	$86,538
Add (deduct) items not affecting cash
Impairment loss on Meadowbank mine	907,681	—	—
Amortization of propery, plant and mine development	261,781	192,486	72,461
Deferred income and mining taxes	(275,773)	66,928	20,309
Loss on Goldex mine	302,893	—	—
Environmental remediation	(7,616)	—	—
Gain on sale of available-for-sale securities	(4,907)	(19,487)	(10,142)
Stock-based compensation	48,150	41,635	28,753
Gain on acquisition of Comaplex Minerals Corp. (note 10)	—	(64,508)	—
Foreign currency translation loss (gain)	(1,082)	19,536	39,831
Other	31,561	13,015	(5,214)
Changes in non-cash working capital balances
Trade receivables	37,050	(19,378)	(47,930)
Income taxes (payable) recoverable	(29,867)	9,949	(313)
Inventories	(43,066)	(91,306)	(90,772)
Other current assets	(25,838)	(28,729)	4,834
Accounts payable and accrued liabilities	31,837	23,136	28,552
Prepaid royalty	—	—	(13,321)
Interest payable	(387)	8,077	1,520

Cash provided by operating activities	663,462	483,470	115,106

Investing activities
Additions to property, plant and mine development	(482,831)	(511,641)	(657,175)
Acquisition of Grayd Resource Corporation, net of cash acquired (note 10)	(163,047)	—	—
Decrease (increase) in short-term investments	5	(3,262)	(3,313)
Net proceeds on available-for-sale securities	9,435	36,586	48,258
Purchase of available-for-sale securities	(91,115)	(42,479)	(6,380)
Decrease (increase) in restricted cash	(32,931)	(2,510)	30,999

Cash used in investing activities	(760,484)	(523,306)	(587,611)

Financing activities
Dividends paid	(98,354)	(26,830)	(27,132)
Repayment of capital lease obligations	(13,092)	(16,019)	(13,177)
Sale-leaseback financing	—	14,017	21,389
Proceeds from long-term debt	475,000	1,311,000	625,000
Repayment of long-term debt	(205,000)	(1,376,000)	(110,000)
Credit facility financing costs	(2,545)	(12,772)	(4,784)
Common shares issued	26,536	84,659	68,522

Cash provided by (used in) financing activities	182,545	(21,945)	559,818

Effect of exchange rate changes on cash and cash equivalents	(1,636)	(2,939)	4,585

Net increase (decrease) in cash and cash equivalents during the year	83,887	(64,720)	91,898
Cash and cash equivalents, beginning of year	95,560	160,280	68,382

Cash and cash equivalents, end of year	$179,447	$95,560	$160,280

Supplemental cash flow information
Interest paid	$52,833	$41,429	$17,189

Income and mining taxes paid	$110,889	$25,199	$8,792

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Agnico-Eagle is a gold mining company with mining operations in Canada, Finland and Mexico. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals is mainly generated by production at the LaRonde mine in Canada (silver, zinc, copper and lead) and the Pinos Altos mine in Mexico (silver).

  Revenues are generated from operations in Canada, Finland and Mexico. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc, copper and lead. The prices of these metals can fluctuate widely and are affected by numerous factors beyond the Company's control.

  As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of dore bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties.

	2011	2010
Dore bars awaiting settlement	$—	$24,281
Concentrates awaiting settlement	75,899	88,668

	$75,899	$112,949

	2011	2010	2009
Revenues from mining operations:
Gold	$1,563,760	$1,216,249	$474,875
Silver	171,725	104,544	59,155
Zinc	70,522	77,544	57,034
Copper	14,451	22,219	22,571
Lead	1,341	1,965	127

	$1,821,799	$1,422,521	$613,762

  In 2011, precious metals (gold and silver) accounted for 95% of Agnico-Eagle's revenues from mining operations (2010 — 93%; 2009 — 87%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2011, these net byproduct metals revenues as a percentage of total revenues from mining operations were 4% from zinc (2010 — 5%; 2009 — 9%) and 1% from copper (2010 — 2%; 2009 — 4%).

2.     OTHER ASSETS

  (a)
  Other current assets

	2011	2010
Federal, provincial and other sales taxes receivable	$51,603	$63,553
Prepaid expenses	25,540	10,449
Meadowbank insurance receivable	8,765	—
Prepaid royalty(i)	7,684	5,282
Employee loans receivable	5,567	4,498
Other	11,210	5,191
Government refundables for local community improvements	—	803

	$110,369	$89,776

    (i)
    The prepaid royalty relates to the Pinos Altos mine in Mexico.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

2.     OTHER ASSETS (Continued)

  (b)
  Available-for-sale securities

    In 2011, the Company realized proceeds of $9.4 million (2010 — $36.6 million; 2009 — $41.0 million) and recognized a gain before income taxes of $4.9 million (2010 — $19.5 million; 2009 — $10.1 million) on the sale of certain available-for-sale securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	2011	2010
Available-for-sale securities in an unrealized gain position
Cost (net of impairments)	$127,344	$50,958
Unrealized gains in accumulated other comprehensive income	16,408	48,151

Estimated fair value	143,752	99,109

Available-for-sale securities in an unrealized loss position
Cost (net of impairments)	1,717	—
Unrealized losses in accumulated other comprehensive income	(58)	—

Estimated fair value	1,659	—

Total estimated fair value of available-for-sale securities	$145,411	$99,109

    The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the course of the year, certain investments fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. As a result of these evaluations, the Company wrote down certain available-for-sale securities by $8.6 million during the year ended December 31, 2011 that were considered other-than-temporarily impaired.

    For the remainder of the investments after the other-than-temporary impairment write-downs approximately 1.1% of the total fair value of investments are in an unrealized loss position. At December 31, 2011, the fair value of investments in an unrealized loss position was $1.7 million with a total unrealized loss of $0.1 million. The Company also evaluated these securities in relation to the severity and duration (less than six months in all cases) of the impairment. Based on that evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as at December 31, 2011.

  (c)
  Other assets

	2011	2010
Deferred financing costs, less accumulated amortization of $5,809 (2010 — $2,249)	$15,777	$16,780
Long-term ore in stockpile(i)	64,392	27,409
Prepaid royalty(ii)	—	8,777
Other	7,879	8,536

	$88,048	$61,502

    (i)
    Due to the structure of the Goldex mine, Pinos Altos mine, Kittila mine, and Meadowbank mine ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile. The value of the stockpile at December 31, 2011 is nil (2010 — $15.0 million) for the Goldex mine, $7.1 million (2010 — $12.4 million) for the Pinos Altos mine, $8.0 million (2010 — nil) for the Kittila mine and $49.3 million (2010 — nil) for the Meadowbank mine.

    (ii)
    The prepaid royalty relates to the Pinos Altos mine in Mexico.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2011				2010
	Cost		Accumulated Amortization	Net Book Value	Cost		Accumulated Amortization	Net Book Value
Mining properties	$1,228,523	(i)	$111,567	$1,116,956	$1,885,476	(i)	$44,823	$1,840,653
Plant and equipment	2,467,300		437,706	2,029,594	2,123,191		321,907	1,801,284
Mine development costs	869,746		190,399	679,347	853,927		171,869	682,058
Construction in Progress:
LaRonde mine extension	—		—	—	185,905		—	185,905
Creston Mascota deposit at Pinos Altos	—		—	—	54,663		—	54,663
Meliadine project	69,458		—	69,458	—		—	—

	$4,635,027		$739,672	$3,895,355	$5,103,162		$538,599	$4,564,563

  (i)
  The decline in mining properties' cost between 2010 and 2011 is primarily attributed to the loss on Goldex mine (note 17) and the impairment loss on Meadowbank mine (note 18) recorded during 2011.

  Geographic Information

	2011	2010
Canada	$2,433,527	$3,456,809
Europe	674,258	605,283
Latin America	776,892	500,211
USA	10,678	2,260

Total	$3,895,355	$4,564,563

  In 2011, Agnico-Eagle capitalized $0.1 million of costs (2010 — $0.3 million) and recognized $0.8 million of amortization expense (2010 — $0.8 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2011 was $4.4 million (2010 — $5.0 million).

  The unamortized capitalized cost for leasehold improvements at the end of 2011 was $3.2 million (2010 — $3.3 million), which is being amortized on a straight-line basis over the life term of the lease plus one renewal period.

  The amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component in the consolidated statements of income (loss).

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are as follows:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

4.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy:

	Total	Level 1		Level 2		Level 3
Financial assets:
Cash equivalents and short-term investments	$7,645	$—		$7,645	(i)	$—
Available-for-sale securities	145,411	142,490	(ii)	2,921	(iii)	—
Trade receivables	75,899	—		75,899	(iv)	—

	$228,955	$142,490		$86,465		$—

Financial liabilities:
Fair value of derivative financial instruments(iii)	$4,404	$—		$4,404		$—

  (i)
  Fair value approximates the carrying value due to short-term nature.

  (ii)
  Recorded at fair value using quoted market prices.

  (iii)
  Recorded at fair value based on broker-dealer quotations.

  (iv)
  Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are marketable securities with remaining maturities of three months or less at the date of purchase. The short-term investments are marketable securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale securities that are valued using quoted market prices are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based on broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     LONG-TERM DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"). The Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility was scheduled to mature on January 10, 2013. However, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, had the option to extend the term of this facility for additional one-year terms.

  On September 4, 2008, the Company entered into a further credit agreement with a separate group of financial institutions relating to an additional $300 million unsecured revolving credit facility (the "Second Credit Facility"). The Second Credit Facility was scheduled to mature on September 4, 2010.

  On June 15, 2009, the Company amended and restated the First Credit Facility and the Second Credit Facility. The amount available under the Second Credit Facility was increased by $300 million to $600 million, and the scheduled maturity date was extended to June 2012.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

5.     LONG-TERM DEBT (Continued)

  On June 22, 2010, the Company terminated the First Credit Facility and amended and restated the Second Credit Facility to increase the amount available to $1.2 billion and extend the scheduled maturity date to June 22, 2014 (as so amended and restated, the "Credit Facility").

  On August 4, 2011, the Company amended and restated the Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2014 to June 22, 2016.

  Payment and performance of the Company's obligations under the Credit Facility is guaranteed by all material and certain other subsidiaries of the Company (the "Guarantors"). The Credit Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain a total net debt to EBITDA ratio below a specified minimum value as well as a minimum tangible net worth. At December 31, 2011, the Credit Facility was drawn down by $320 million (2010 — $50 million). This drawdown, together with outstanding letters of credit under the Credit Facility, decrease the amounts available under the Credit Facility such that $849.4 million was available for future drawdowns at December 31, 2011.

  In addition, on June 2, 2009, Agnico-Eagle executed an unsecured C$95 million financial security issuance agreement with Export Development Canada. This agreement matures in June 2014 and is used to provide letters of credit for environmental obligations or in relation to licence or permit bonds relating to the Meadowbank mine. As at December 31, 2011, outstanding letters of credit drawn against this agreement totalled C$79.6 million (2010 — C$75.6 million).

  On April 7, 2010, the Company closed a private placement of an aggregate $600 million of guaranteed senior unsecured notes due in the years 2017, 2020 and 2022 (the "Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Net proceeds from the offering of the Notes were used to repay amounts owed under the Company's then existing credit facilities. Payment and performance of the Company's obligations under the Notes is guaranteed by the Guarantors. The Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of the Guarantors to incur indebtedness. The Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility. The Notes and the Credit Facility rank equally in seniority.

  The following are the individual series of the issued Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	7/4/2017
Series B	360,000	6.67%	7/4/2020
Series C	125,000	6.77%	7/4/2022

	$600,000

  For the year ended December 31, 2011, total interest expense was $55.0 million (2010 — $49.5 million; 2009 — $8.4 million) and total cash interest payments were $52.8 million (2010 — $41.4 million; 2009 — $17.2 million). In 2011, cash interest on the Credit Facility was $1.7 million (2010 — $12.3 million; 2009 — $14.0 million), cash standby fees on the Credit Facility was $8.6 million (2010 — $6.7 million; 2009 — $2.4 million), and cash interest on the Notes was $39.5 million (2010 — $19.8 million, 2009 — n/a). In 2011, $1.0 million (2010 — $4.6 million; 2009 — $15.5 million) of the total interest expense was capitalized to construction in progress.

  The Company's weighted average interest rate on all of its long-term debt as at December 31, 2011 was 5.02% (2010 — 5.43%).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

6.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2011	2010
Reclamation and closure costs (note 6(a))	$105,443	$91,641
Long-term portion of capital lease obligations (note 13(a))	26,184	38,019
Pension benefits (note 6(c))	13,991	11,307
Goldex mine government grant and other (note 6(b))	370	4,569

Total	$145,988	$145,536

  (a)
  Reclamation and closure costs

    Reclamation estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

    Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized (note 17), of which $26.1 million was classified as a current liability. The remainder of the Goldex mine environmental remediation liability along with the Company's other accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities.

    The following table reconciles the beginning and ending carrying amounts of asset retirement obligations and environmental remediation liabilities:

	2011	2010
Asset retirement obligations, beginning of year	$91,641	$62,847
Current year additions and changes in estimate, net	9,653	23,058
Current year accretion	4,953	3,176
Liabilities settled	—	(277)
Foreign exchange revaluation	(804)	2,837

Asset retirement obligations and environmental remediation liabilities, end of year	$105,443	$91,641

  (b)
  Goldex mine government grant and other

    The Company has received funds (the "Grant") from the Quebec government in respect of the construction of the Goldex mine. The Company has agreed to repay a portion of the Grant to the Quebec government, to a maximum amount of 50% of the Grant. The repayment amount is calculated and paid annually for fiscal years 2010, 2011 and 2012 if the agreed criteria are met. For each of these three years, if the yearly average gold price is higher than $620 per ounce, 50% of the Grant must be repaid.

    For fiscal year 2010, the agreed criteria had been met and the Company recorded a current liability of $1.5 million as of December 31, 2010. This amount was paid to the Quebec government in 2011.

    For fiscal year 2011, the agreed criteria had also been met and the Company recorded a current liability of $1.5 million as of December 31, 2011. This amount is to be paid to the Quebec government in 2012 at which time the Grant will have been repaid in full.

  (c)
  Pension benefits

    Agnico-Eagle provides the Executives Plan for certain senior officers. The funded status of the Executives Plan is based on actuarial valuations performed as of July 1, 2011 and projected to December 31, 2013.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

6.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The components of Agnico-Eagle's net pension plan expense are as follows:

	2011	2010	2009
Service cost — benefits earned during the year	$996	$981	$509
Interest cost on projected benefit obligation	663	613	448
Amortization of net transition asset, past service liability and net experience gains	171	164	148
Prior service cost	26	25	23
Recognized net actuarial loss (gain)	245	—	(142)

Net pension plan expense	$2,101	$1,783	$986

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2011 was $11.4 million (2010 — $9.6 million). At the end of 2011, the remaining unamortized net transition obligation was $0.5 million (2010 — $0.7 million) for the Executives Plan.

    The following table provides the net amounts recognized in the consolidated balance sheets as at December 31 relating to the Executives Plan:

	2011	2010
Accrued employee benefit liability	$7,292	$6,634
Accumulated other comprehensive income:
Initial transition obligation	500	681
Past service liability	76	104
Net experience losses	3,550	2,179

Net liability	$11,418	$9,598

    The following table provides the components of the expected recognition in 2012 of amounts in accumulated other comprehensive income relating to the Executives Plan:

Transition obligation	$166
Past service cost	25
Net actuarial loss	704

$895

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

6.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The funded status of the Executives Plan for 2011 and 2010 is as follows:

	2011	2010
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,443	$1,635
Agnico-Eagle's contribution	1,156	1,397
Benefit payments	(578)	(699)
Effect of exchange rate changes	(69)	110

Fair value of plan assets, end of year	2,952	2,443

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	12,041	7,998
Service cost	996	981
Interest cost	663	613
Actuarial losses	1,704	2,718
Benefit payments	(696)	(812)
Effect of exchange rate changes	(338)	543

Projected benefit obligation, end of year	14,370	12,041

Deficiency of plan assets compared with projected benefit obligation	$(11,418)	$(9,598)

Comprised of:
Unamortized transition liability	$(500)	$(681)
Unamortized net experience loss	(3,626)	(2,283)
Accrued liabilities	(7,292)	(6,634)

	$(11,418)	$(9,598)

Weighted average discount rate — net periodic pension cost	5.20%	7.00%
Weighted average discount rate — projected benefit obligation	4.45%	5.20%
Weighted average expected long-term rate of return	n/a	n/a
Weighted average rate of compensation increase	3.00%	3.00%
Estimated average remaining service life for the plan (in years)(i)	3.0	4.0

    (i)
    Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

    The estimated benefits to be paid from the Executives Plan in the next ten years are presented below:

2012	$415
2013	$472
2014	$469
2015	$465
2016	$461
2017 – 2021	$2,229

    In addition to the Executives Plan, the Company also has a basic pension plan (the "Basic Plan") and a supplemental pension plan. Under the Basic Plan, Agnico-Eagle contributes 5% of certain employee's base employment compensation to a defined contribution plan. The expense in 2011 was $10.7 million (2010 — $8.8 million; 2009 — $6.5 million). Effective January 1, 2008 the Company adopted the supplemental plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executive's earnings for the year (including salary and short-term bonus) is contributed by the Company. In 2011, $0.9 million (2010 — $1.1 million; 2009 — $0.9 million) was contributed to the supplemental plan. The supplemental plan is accounted for as a cash balance plan.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

7.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

    The Company's authorized share capital includes an unlimited number of common shares with issued common shares of 170,859,604 (2010 — 168,763,496), less 45,868 common shares held by a trust in connection with the Company's restricted share unit ("RSU") plan (2010 — less 43,141 common shares). The trust is treated as a variable interest entity and, as a result, its holdings of shares are offset against the Company's issued shares in the consolidation (note 7(c)).

    In 2011, the Company declared dividends on its common shares of nil per share (2010 — $0.64 per share; 2009 — $0.18 per share).

  (b)
  Flow-through common share private placements

    In 2011, Agnico-Eagle issued nil (2010 — nil; 2009 — 358,900) common shares under flow-through share private placements, which increased share capital by nil (2010 — nil; 2009 — $19.2 million), net of share issue costs. Effective December 31, 2011, the Company renounced to its investors nil (2010 — nil; 2009 — C$30.6 million) of such expenses for income tax purposes. The Company does not have an obligation to incur any exploration expenditures related to the expenditures previously renounced.

    The difference between the flow-through share issuance price and the market price of Agnico-Eagle's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the deferred tax expense charged to income as this difference represents proceeds received by the Company for the sale of deferred tax deductions to investors in the flow-through shares.

  (c)
  Private placements and warrants

    On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares. No warrants have been exercised as of December 31, 2011.

    On May 26, 2009, the Company issued 15,825 shares with a market value of $0.9 million in connection with the acquisition of a 100% participating interest in 52 mining claims, located in the Abitibi region of Quebec.

    On July 24, 2009, the Company issued 18,000 shares upon payment of the exercise price of $500 in connection with the exercise of an option granted by a predecessor to the Company relating to the acquisition of certain properties related to the Goldex mine.

    On July 26, 2010, the Company issued 15,000 shares with a market value of $0.8 million in connection with the purchase of mining property.

  (d)
  Public issuance of common shares

    There were no public issuances of common shares in 2009.

    On July 6, 2010, the Company issued 10,210,848 shares with a market value of $579.0 million in connection with the acquisition of Comaplex Minerals Corp. ("Comaplex") (note 10).

    On November 18, 2011, the Company issued 1,250,477 shares with a market value of $56.1 million in connection with the acquisition of Grayd Resource Corporation ("Grayd") (note 10).

  (e)
  Accumulated other comprehensive income (loss)

    The cumulative translation adjustment in accumulated other comprehensive income (loss) in 2011 and 2010 of $(16.2) million resulted from Agnico-Eagle changing to the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2011 and December 31, 2010.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

7.     SHAREHOLDERS' EQUITY (Continued)

    The following table sets out the components of accumulated other comprehensive income (loss), net of related tax effects:

	2011	2010
Cumulative translation adjustment from electing US dollar as principal reporting currency	$(16,206)	$(16,206)
Unrealized net gain on available-for-sale securities	16,350	48,151
Unrealized loss on derivative contracts	(4,404)	—
Unrealized loss on pension liability	(5,219)	(4,420)
Tax effect of unrealized loss on derivative contracts	1,491	—
Tax effect of unrealized loss on pension liability	882	865

	$(7,106)	$28,390

    In 2011, a $4.9 million gain (2010 — $19.5 million gain; 2009 — $10.1 million gain) was reclassified from accumulated other comprehensive income (loss) to net income (loss) to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (f)
  Net income (loss) per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	2011	2010	2009
Weighted average number of common shares outstanding — basic	169,352,896	162,342,686	155,942,151
Add: Dilutive impact of employee stock options	—	1,192,530	1,256,103
Dilutive impact of warrants	—	2,263,902	1,392,752
Dilutive impact of shares related to RSU plan	—	43,141	29,882

Weighted average number of common shares outstanding — diluted	169,352,896	165,842,259	158,620,888

    The calculation of diluted net income (loss) per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares, for the period outstanding, are not included in the calculation of diluted net income (loss) per share, as the effect is anti-dilutive. In 2010 and 2009, a total of 58,750 and 42,500 options, respectively, were excluded from the calculation as the effect was anti-dilutive. In 2011, the impact of any additional shares issued under the employee stock option plan, as a result of the conversion of warrants, or related to the RSU plan would be anti-dilutive as a result of the net loss position. Consequently, diluted net loss per share would be computed in the same manner as basic net loss per share.

8.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004, 2006, 2008, 2010 and 2011, the shareholders approved a further 2,000,000, 3,000,000, 6,000,000, 1,300,000 and 3,000,000 common shares for issuance under the ESOP, respectively.

    Of the 2,630,785 options granted under the ESOP in 2011, 657,696 options vested immediately and expire in 2016. The remaining options expire in 2016 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

8.     STOCK-BASED COMPENSATION (Continued)

    2,926,080 options granted under the ESOP in 2010, 731,520 options vested immediately and expire in 2015. The remaining options expire in 2015 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,276,000 options granted under the ESOP in 2009, 569,000 options vested immediately and expire in 2014. The remaining options expire in 2014 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

    Upon the exercise of options under the ESOP, the Company issues new common shares to settle the obligation.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2011			2010			2009
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	6,762,704	C$	56.94	5,707,940	C$	53.85	4,752,440	C$	44.57
Granted	2,630,785		76.12	2,926,080		57.55	2,276,000		62.65
Exercised	(308,688)		43.62	(1,627,766)		47.02	(1,238,000)		34.28
Forfeited	(125,750)		67.47	(243,550)		58.03	(82,500)		55.99

Outstanding, end of year	8,959,051	C$	62.88	6,762,704	C$	56.94	5,707,940	C$	53.85

Options exercisable at end of year	5,178,172			2,972,857			2,445,615

    The following table sets out the activity with respect to Agnico-Eagle's nonvested stock options:

	2011
	Number of Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	3,789,847	C$	18.71
Granted	2,630,785	C$	17.05
Vested	(2,537,253)	C$	18.40
Forfeited (unvested)	(102,500)	C$	17.77

Nonvested, end of year	3,780,879	C$	17.79

    Cash received for options exercised in 2011 was $13.6 million (2010 — $74.7 million; 2009 — $36.6 million).

    The total intrinsic value of options exercised in 2011 was C$8.0 million (2010 — C$46.5 million; 2009 — C$43.8 million).

    The weighted average grant date fair value of options granted in 2011 was C$17.05 (2010 — C$16.31; 2009 — C$24.52). The total fair value of options vested during 2011 was $46.7 million (2010 — $36.7 million; 2009 — $27.4 million). The following table summarizes information about Agnico-Eagle's stock options outstanding and exercised at December 31, 2011:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Excercisable	Weighted Average Exercise Price
C$23.02 — C$36.23	16,000	1.84 years	C$	33.26	16,000	C$	33.26
C$39.18 — C$59.71	4,361,866	2.00 years		54.94	3,070,576		54.17
C$60.72 — C$83.08	4,581,185	3.16 years		70.55	2,091,596		67.22

C$23.02 — C$83.08	8,959,051	2.59 years	C$	62.88	5,178,172	C$	59.38

    The weighted average remaining contractual term of options exercisable at December 31, 2011 was 2.6 years.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

8.     STOCK-BASED COMPENSATION (Continued)

    The Company has reserved for issuance 8,959,051 common shares in the event that these options are exercised.

    The number of shares available for the granting of options as at December 31, 2011, 2010 and 2009 was 3,262,135, 2,771,420 and 4,155,750, respectively.

    Subsequent to the year ended December 31, 2011 and on January 3, 2012, 3,072,000 options were granted under the ESOP, of which 768,000 options vested immediately and expire in the year 2017. The remaining options expire in 2017 and vest in equal installments on each anniversary date of the grant, over a three-year period.

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010	2009
Risk-free interest rate	1.95%	1.86%	1.27%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	34.70%	43.80%	64.00%
Expected dividend yield	0.89%	0.42%	0.42%

    The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    The aggregate intrinsic value of options outstanding at December 31, 2011 was C$(231.4) million. The aggregate intrinsic value of options exercisable at December 31, 2011 was C$(115.6) million.

    The total compensation expense for the ESOP recognized in the general and administrative line item of the consolidated statements of income (loss) for the current year was $42.2 million (2010 — $37.8 million; 2009 — $27.7 million). The total compensation cost related to non-vested options not yet recognized is $32.8 million as of December 31, 2011 and the weighted average period over which it is expected to be recognized is 1.7 years. Of the total compensation cost for the ESOP, $1.4 million was capitalized as part of property, plant and mine development in 2011 (2010 — $1.3 million; 2009 — $8.7 million).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market value. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible Participants in the plan.

    Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries, and the Company contributes an amount equal to 50% of each Participant's contribution. All shares subscribed for under the Purchase Plan are newly issued by the Company. The total compensation cost recognized in 2011 related to the Purchase Plan was $6.4 million (2010 — $5.0 million; 2009 — $3.8 million).

    In 2011, 360,833 common shares were subscribed for under the Purchase Plan (2010 — 229,583; 2009 — 196,649) for a value of $19.2 million (2010 — $15.0 million; 2009 — $11.3 million). In May 2008, shareholders approved an increase in the maximum number of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2011, Agnico-Eagle has reserved for issuance 2,150,088 common shares (2010 — 2,510,921; 2009 — 2,740,504) under the Purchase Plan.

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented the RSU plan for certain employees. A deferred compensation balance was recorded for the total grant date value on the date of grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two years.

    The Company funded the plan by transferring $3.7 million (2010 — $4.0 million; 2009 — $3.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. Compensation cost for RSUs incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical ESOP forfeiture rates. For 2009 through 2011, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

8.     STOCK-BASED COMPENSATION (Continued)

    and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were excluded from the diluted EPS calculations as they were anti-dilutive for 2011 due to the net loss position. The shares held by the trust were included in previous period diluted EPS calculations.

    Compensation cost related to the RSU plan was $3.3 million in 2011 (2010 — $3.0 million), with nil (2010 — $0.1 million) being capitalized to the "Property, plant and mine development" line item in the consolidated balance sheets. The $3.3 million (2010 — $2.9 million) of compensation expense is included as components of the Production, General and administrative, and Exploration and corporate development line items of the consolidated statements of income (loss), consistent with the classification of other elements of compensation expense for those employees who held RSUs.

9.     INCOME AND MINING TAXES

        Income and mining taxes expense (recovery) is made up of the following geographic components:

	2011	2010	2009
Current provision
Canada	$58,752	$34,217	$1,171
Mexico	3,496	1,942	—
Finland	222	—	—

	62,470	36,159	1,171

Deferred provision (recovery)
Canada	(337,408)	47,083	27,083
Mexico	54,996	18,759	—
Finland	10,269	1,086	(6,754)

	(272,143)	66,928	20,329

	$(209,673)	$103,087	$21,500

  Cash income and mining taxes paid in 2011 were $110.9 million (2010 — $25.2 million; 2009 — $8.8 million).

  The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2011	2010	2009
Combined federal and composite provincial tax rates	27.8%	29.6%	30.9%
Increase (decrease) in tax rates resulting from:
Provincial mining duties	5.9	6.8	16.1
Tax law change	(2.7)	(5.1)	(24.4)
Impact of foreign tax rates	(0.2)	(0.5)	(4.9)
Permanent differences	(1.6)	(4.2)	2.2
Valuation allowance	(0.3)	(0.2)	—
Effect of changes in income tax rates	(2.0)	(2.7)	—

Actual rate as a percentage of pre-tax income	26.9%	23.7%	19.9%

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

9.     INCOME AND MINING TAXES (Continued)

  As at December 31, 2011 and December 31, 2010, Agnico-Eagle's deferred income and mining tax assets and liabilities were as follows:

	2011	2010
	(Assets)/ Liabilities	(Assets)/ Liabilities
Mining properties	$704,379	$966,485
Net operating and capital loss carry forwards	(104,332)	(133,042)
Mining duties	(88,670)	(71,492)
Reclamation provisions	(51,926)	(30,752)
Valuation allowance	39,121	4,855

Deferred income and mining tax liabilities	$498,572	$736,054

  All of Agnico-Eagle's deferred income tax assets and liabilities were denominated in the local currency based on the jurisdiction in which the Company paid taxes, except for Canada, and were translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates. For Canadian income tax purposes, for December 31, 2008 and subsequent years, the Company elected to use the US dollar as its functional currency.

  The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  A reconciliation of the beginning and ending amounts of the unrecognized tax benefits is as follows:

	2011	2010
Unrecognized tax benefits, beginning of year	$1,630	$5,608
Reductions	(430)	(3,978)

Unrecognized tax benefit, end of year	$1,200	$1,630

  The full amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 2007 through 2011 taxation years generally remain subject to examination.

10.   ACQUISITIONS

  Grayd Resource Corporation

  In September 2011, Agnico-Eagle entered into an acquisition agreement with Grayd, a Canadian-based natural resource company listed on the TSX Venture Exchange, pursuant to which the Company agreed to make an offer to acquire all of the issued and outstanding common shares of Grayd. At the time, Grayd held a 100% interest in the La India project located in the Mulatos Gold Belt of Sonora, Mexico (approximately 70 kilometers northwest of Agnico-Eagle's Pinos Altos gold mine) and had recently discovered the Tarachi exploration property located approximately ten kilometres north of the La India project. On October 13, 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented on October 21, 2011.

  On November 18, 2011, Agnico-Eagle acquired 94.77% of the outstanding shares of Grayd, on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico-Eagle shares.

  The related transaction costs associated with the acquisition totaling $3.8 million were expensed through the Interest and sundry expense (income) line of the consolidated statements of income (loss) during the fourth quarter of 2011. The Company has accounted for the purchase of Grayd as a business combination.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

10.   ACQUISITIONS (Continued)

  Grayd owns a 100% interest in the La India project located in the Mulatos Gold Belt of Sonora, Mexico (approximately 70 kilometers northwest of Agnico-Eagle's Pinos Altos gold mine). Grayd also owns a 100% interest in the Tarachi exploration property located approximately 10 kilometers north of the La India project. The La India project hosts a National Instrument 43-101 compliant measured and indicated gold resource. This acquisition has the potential to contribute to the ongoing growth in Agnico-Eagle's gold production and cash flows.

  The following table sets forth the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value.

Total purchase price:
Cash paid for acquisition	$165,954
Agnico-Eagle shares issued for acquisition	56,146

Total purchase price to allocate	$222,100

Fair value of assets acquired and liabilities assumed:
Mining properties	$282,000
Goodwill	29,215
Cash and cash equivalents	2,907
Trade receivables	469
Other current assets	1,700
Equipment	56
Accounts payable and accrued liabilities	(9,767)
Deferred tax liability	(72,229)
Non-controlling interest	(12,251)

Net assets acquired	$222,100

  The Company believes that goodwill for the Grayd acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Grayd described above had occurred as of January 1, 2010 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	2011	2010
	Unaudited
Pro forma net income (loss) attributed to common shareholders	$(582,762)	$324,708
Pro forma net income (loss) per share — basic	$(3.42)	$1.98

  Subsequent to the year ended December 31, 2011 and on January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares.

  Summit Gold Project

  On December 20, 2011, the Company completed the acquisition of 100% of the Summit Gold project from Columbus Gold Corporation, subject to a 2% net smelter returns mineral production royalty reserved by Cordilleran Exploration Company. The Nevada-based project's purchase price of $8.5 million, including transaction costs, was comprised entirely of cash. This transaction was accounted for as an asset acquisition.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

10.   ACQUISITIONS (Continued)

  Comaplex Minerals Corp.

  On April 1, 2010, Agnico-Eagle and Comaplex jointly announced that they reached an agreement in principle whereby Agnico-Eagle would acquire all of the shares of Comaplex (the "Comaplex Shares") that it did not already own. The transaction was completed under a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the transaction, each shareholder of Comaplex, other than Agnico-Eagle, received 0.1576 of an Agnico-Eagle share per Comaplex share. Additionally, at closing, each Comaplex shareholder, other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora"), received one common share of a newly formed, wholly-owned, subsidiary of Comaplex, Geomark Exploration Ltd. ("Geomark"), in respect of each Comaplex Share and Comaplex transferred to Geomark all of the assets and related liabilities of Comaplex other than those relating to the Meliadine gold exploration properties in Nunavut, Canada. The Geomark assets included all of Comaplex's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments. Under the plan of arrangement, Comaplex changed its name to Meliadine Holdings Inc.

  Prior to the announcement of the transaction, Perfora and Agnico-Eagle had entered into a support agreement pursuant to which Perfora agreed to, among other things, support the transaction and vote all of the shares it held in Comaplex in favour of the plan of arrangement. Perfora held approximately 17.3% and Agnico-Eagle held approximately 12.3%, on a fully diluted basis, of the outstanding shares of Comaplex prior to the announcement of the acquisition.

  On July 6, 2010, the transactions relating to the plan of arrangement closed and Agnico-Eagle issued a total of 10,210,848 shares to the shareholders of Comaplex, other than Agnico-Eagle, for a total value of $579.0 million. The related transaction costs associated with the acquisition totalling $7.0 million were expensed through the Interest and sundry expense (income) line of the consolidated statements of income (loss) during the third quarter of 2010. The Company has accounted for the purchase of Comaplex as a business combination.

  The following table sets forth the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value.

Total purchase price:
Comaplex shares previously purchased	$88,683
Agnico-Eagle shares issued for acquisition	578,955

Total purchase price to allocate	$667,638

Fair value of assets acquired and liabilities assumed:
Property	$642,610
Goodwill	200,064
Supplies	542
Equipment	2,381
Asset retirement obligation	(3,400)
Deferred tax liability	(174,559)

Net assets acquired	$667,638

  The Comaplex shares purchased prior to the April 1, 2010 announcement of the acquisition had a cost base of $24.1 million and a fair value at July 6, 2010 of $88.6 million. Upon the acquisition of Comaplex, the non-cash gain of $64.5 million on those shares within accumulated other comprehensive income (loss) was reversed into the consolidated statements of income (loss) as a gain during the third quarter of 2010.

  The Company believes that goodwill for the Comaplex acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax basis of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

10.   ACQUISITIONS (Continued)

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Comaplex described above had occurred as of January 1, 2009 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	2010	2009
	Unaudited
Pro forma net income attributed to common shareholders	$331,516	$85,371
Pro forma net income per share — basic	$2.04	$0.55

11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2011	2010
Trade payables	$104,699	$91,974
Wages payable	27,247	21,583
Accrued liabilities	47,462	33,390
Goldex mine government grant (note 6(b))	1,452	1,485
Other liabilities	22,687	11,943

	$203,547	$160,375

  In 2011 and 2010, the other liabilities balance mainly consisted of various employee payroll tax withholdings and other payroll taxes.

12.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2011, the total amount of these guarantees was $119.0 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties:

  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the mining operations commenced, the Company is required to pay 2% on net smelter returns, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on production from the Meadowbank mine. The Nunavut Tunngavik-administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from certain properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from certain properties in the Pinos Altos mine area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 2.5% to 3.5%.

  The Company is committed to pay a 2% royalty on future net smelter returns on the production of minerals from the Summit Gold project, acquired on December 20, 2011.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

12.   COMMITMENTS AND CONTINGENCIES (Continued)

  In addition, the Company has the following purchase commitments:

Purchase Commitments
2012	$11,481
2013	7,141
2014	7,853
2015	4,671
2016	4,716
Subsequent years	26,452

Total	$62,314

13.   LEASES

  (a)
  Capital Leases

    In each of 2010 and 2009, the Company entered into five sale-leaseback agreements with third parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 — Sale-Leaseback Transactions. The sale-leaseback agreements have an average effective annual interest rate of 6.18% and the average length of the contracts is 4.5 years.

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. The total gross amount of assets recorded under sale-leaseback capital leases amounts to $33.6 million (2010 — $33.6 million).

    The Company has agreements with third party providers of mobile equipment that are used at the Meadowbank and Kittila mines. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 — Capital Leases. The leases for mobile equipment at the Kittila mine are for 5 years and the leases for mobile equipment at the Meadowbank mine are for 5 years. The effective annual interest rate on the lease for mobile equipment at the Meadowbank mine is 5.64%. The effective annual interest rate on the lease for mobile equipment at the Kittila mine is 4.99%.

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2011:

Year ending December 31:
2012	$12,714
2013	15,520
2014	8,829
2015	3,567
2016	—
Thereafter	—

Total minimum lease payments	40,630
Less amount representing interest	3,378

Present value of net minimum lease payments	$37,252

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

13.   LEASES (Continued)

    The Company's capital lease obligations at December 31 are comprised of the following:

	2011	2010
Total future lease payments	$40,630	$54,476
Less: interest	3,378	5,865

	37,252	48,611
Less: current portion	11,068	10,592

Long-term portion of capital lease obligations	$26,184	$38,019

    At the end of 2011, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $56.9 million (2010 — $56.9 million; 2009 — $51.7 million). The charge to income resulting from the amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component of the consolidated statements of income (loss).

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2011 are as follows:

Minimum Lease Payments
2012	$1,676
2013	946
2014	755
2015	696
2016	696
Thereafter	3,822

Total	$8,591

    The portion of operating leases relating to rental expense was $0.9 million in 2011 (2010 — $4.1 million; 2009 — $3.7 million).

14.   RESTRICTED CASH

  As part of the Company's insurance programs fronted by a third party provider and reinsured through the Company's internal insurance program, the third party provider requires that cash of $3.4 million be restricted (2010 — $2.5 million).

  As part of the Company's tax planning, $32.0 million was contributed to a qualified environmental trust ("QET") in December 2011 to fulfil the requirement of financial security for costs related to the environmental remediation of the Goldex mine. Agnico-Eagle expects to incur the majority of these expenses in 2012.

15.   FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with several financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2010 and 2011, financial instruments that subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash and cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

15.   FINANCIAL INSTRUMENTS (Continued)

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde, Lapa and Meadowbank mines, and the Meliadine project have Canadian dollar requirements for capital, operating and exploration expenditures. In addition, the Company's Goldex mine, which suspended operations on October 19, 2011, has Canadian dollar requirements.

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011 and 2012.

  During the year, the Company entered into forward contracts with an ineffective cash flow hedging relationship that did not qualify for hedge accounting. The forward contracts hedged $150 million of 2011 expenditures and nil of 2012 expenditures at an average rate of US$1.00 = C$0.99. There were no similar foreign exchange forward contracts in 2010. The hedges that expired during the year resulted in a realized loss of $1.4 million. As of December 31, 2011 all ineffective cash flow hedges had expired.

  The forward contracts with a cash flow hedging relationship that did qualify for hedge accounting, hedged $60 million of 2011 expenditures at an average rate of US$1.00 = C$0.99 and $300 million of 2012 expenditures. $25 million will expire each month during 2012 at an average rate of US$1.00 = C$1.01. There were no similar effective foreign exchange forward contracts in 2010. The $60 million of hedges that expired during the year resulted in a realized loss of $1.5 million. As of December 31, 2011, the Company recognized a mark-to-market loss of $4.4 million in accumulated other comprehensive income (loss). Amounts deferred in accumulated other comprehensive income (loss) are reclassified to Production costs on the statements of income (loss) and comprehensive income (loss), as applicable, when the hedged transaction has occurred. The mark-to-market loss is recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the currency hedged.

  The Company's other foreign currency derivative strategies in 2011 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to year-end such that no derivatives were outstanding as of December 31, 2011. The Company's foreign currency derivative strategy generated $5.0 million in call option premiums for the year ended December 31, 2011 (2010 — $4.9 million) that were recognized in the Gain on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss).

  In addition, the Company recognized a loss of $3.4 million (2010 — $3.1 million) on intra-quarter silver financial instruments associated with timing of sales of silver products during 2011 that were recognized in the "(Gain) loss on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss). There were no silver financial instruments outstanding at December 31, 2011 or December 31, 2010.

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde mine's 2011 production. The purchase of zinc put options was financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc call options were written at a strike price of $2,500 (2010 — $2,500) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc put options were purchased at a strike price of $2,200 (2010 — $2,200) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 (2010 — $2,500) per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments, were recognized in the Gain on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). All options entered into during the year expired during the year resulting in a realized gain of $3.4 million (2010 — $3.7 million).

  The following table sets out the changes in the Accumulated other comprehensive income (loss) ("AOCI") balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair values, based on calculated

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

15.   FINANCIAL INSTRUMENTS (Continued)

  mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	2011	2010
AOCI, beginning of year	$—	$—
Loss reclassified from AOCI into production cost	1,459	—
Loss recognized in OCI	(5,863)	—

AOCI, end of year	$(4,404)	$—

  As at December 31, 2011 and 2010, there were no metal derivative positions. The Company may from time to time utilize short-term (including intra-quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its byproduct metal sales.

  Other required derivative disclosures can be found in note 7(e), Accumulated other comprehensive income (loss).

  The following table provides a summary of the amounts recognized in the Gain on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss):

	2011	2010	2009
Premiums realized on written foreign exchange call options	$4,995	$4,845	$4,494
Realized gain on foreign exchange extendible flat forward	—	1,797	—
Realized loss on foreign exchange forwards	(1,407)	—	—
Realized gain on foreign exchange collar	—	711	—
Mark-to-market gain on foreign exchange extendible flat forward	—	142	—
Realized gain (loss) on zinc financial instruments	3,419	3,733	(752)
Realized gain (loss) on copper financial instruments	79	(558)	(150)
Realized loss on silver financial instruments	(3,403)	(3,058)	—

	$3,683	$7,612	$3,592

  Agnico-Eagle's exposure to interest rate risk at December 31, 2011 relates to its cash and cash equivalents, short-term investments and restricted cash totaling $221.5 million (2010 — $104.6 million) and the Credit Facility. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.61% (2010 — 0.56%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2011.

16.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and also recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the "General and administrative" line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year. The Company's exposure to insurance losses related to this claim is limited to the $3.1 million exposure through its captive insurance company.

  During the year, $2.4 million of insurance proceeds were received and as at December 31, 2011 the Company had a remaining insurance receivable of $8.8 million (note 2(a)).

17.   LOSS ON GOLDEX MINE

  On October 19, 2011, the Company announced that it was suspending mining operations and gold production at the Goldex mine in Quebec, Canada effective immediately. This decision followed the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted. It appeared that a weak volcanic rock unit in the hanging wall of the Goldex mine deposit had failed. This rock failure is thought to extend between the top of the deposit and surface. As a result, this structure has allowed an increase in ground water to flow into the mine. This water flow has likely contributed to further weakening and movement of the rock mass.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

17.   LOSS ON GOLDEX MINE (Continued)

  Agnico-Eagle has written off its investment in the Goldex mine (net of expected residual value), written off the underground ore stockpile, and recorded a provision for the anticipated costs of environmental remediation. Given the amount of uncertainty in estimating the fair value of the Goldex mine property, plant, and mine development, the Company determined that the fair value was equal to the residual value. All of the remaining 1.6 million ounces of proven and probable gold reserves at the Goldex mine, other than the ore stockpiled on surface, have been reclassified as mineral resources. The Goldex mine is part of the "Canada" segment as shown in Note 19.

  The mill processed feed from the remaining surface stockpile at the Goldex mine in October 2011.

Impairment loss on Goldex mine property, plant, and mine development	$237,110
Loss on underground ore stockpile	16,641
Supplies inventory obsolescence provision	1,915
Increase in environmental remediation liability	47,227

Loss on Goldex mine (before income and mining taxes)	$302,893

  The environmental remediation liability for the anticipated costs of remediation associated with the Company's Goldex mine requires management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

18.   IMPAIRMENT LOSS ON MEADOWBANK MINE

  For the year ended December 31, 2011 the Company performed a full review of the Meadowbank mine operations and updated the related life of mine plan. This review considered the exploration potential of the area, the current mineral reserves and resources, the projected operating costs in light of the persistently high operating costs experienced since commencement of commercial operations, metallurgical performance and gold price. These served as inputs into pit optimizations to determine which reserves and resources could be economically mined and be considered as mineable mineral reserves. As a result of these factors, an updated mine plan with a shorter mine life was developed and cash flows calculated, resulting in an impairment charge to the Meadowbank mine carrying value of $907.7 million. The Meadowbank mine previously had a property, plant and mine development book value of approximately $1.7 billion.

  Net estimated future cash flows from the Meadowbank mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were based on long-term gold prices from $1,250 to $1,553 per ounce (in real terms), foreign exchange rates from US$0.92:C$1 to US$0.97:C$1, increased cost estimates based on revised operating levels, average gold recovery of 92.9% and expected continuation of operations to 2017, including the processing of stockpiled ore. Future expected operating costs, capital expenditures, and asset retirement obligations were based on the updated life of mine plan. The fair value was calculated by discounting the estimated future net cash flows using a 5% interest rate (in real terms), commensurate with the estimated level of risk. Management's estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and may have a material effect on the Company's results of operations and financial position. The Meadowbank mine is a part of the "Canada" segment as shown in Note 19.

19.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico, and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and Chief Operating Officer, and that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional Office
Europe:	Kittila mine
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and the La India project
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration offices, and the Latin America Exploration office

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

19.   SEGMENTED INFORMATION (Continued)

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. Of the $229.3 million of goodwill reflected on the consolidated balance sheets at December 31, 2011, $200.1 million relates to the Meliadine project that is a component of the Canada segment and $29.2 million relates to the La India project that is a component of the Latin America segment.

  Corporate Head Office assets are included in the "Canada" segment and specific corporate income and expense items are noted separately below.

  Certain items in the comparative segmented information relating to the Meliadine project have been reclassified from the "Exploration" segment to the "Canada" segment.

  On May 1, 2009, both the Lapa mine and the Kittila mine achieved commercial production. The Pinos Altos mine achieved commercial production on November 1, 2009. The Meadowbank mine achieved commercial production on March 1, 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011. The LaRonde mine extension achieved commercial production on December 1, 2011.

Year Ended December 31, 2011	Revenues from Mining Operations	Production Costs	Amortization	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Loss on Goldex Mine	Impairment Loss on Meadowbank Mine	Segment Income (Loss)
Canada	$1,217,858	$619,987	$198,219	$—	$2,825	$302,893	$907,681	$(813,747)
Europe	225,612	110,477	26,574	—	1,063	—	—	87,498
Latin America	378,329	145,614	36,988	—	(4,955)	—	—	200,682
Exploration	—	—	—	75,721	(15)	—	—	(75,706)

	$1,821,799	$876,078	$261,781	$75,721	$(1,082)	$302,893	$907,681	$(601,273)

Segment loss	$(601,273)
Corporate and Other
Interest and sundry expense	(5,188)
Net loss on sale and write-down of available-for-sale securities	(3,662)
Gain on derivative financial instruments	3,683
General and administrative	(107,926)
Provincial capital tax	(9,223)
Interest expense	(55,039)

Loss before income and mining taxes	$(778,628)

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

19.   SEGMENTED INFORMATION (Continued)

Year Ended December 31, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$1,086,744	$499,621	$140,024	$—	$22,815	$424,284
Europe	160,140	87,735	31,231	—	(2,780)	43,954
Latin America	175,637	90,116	21,134	—	(2,126)	66,513
Exploration	—	—	97	54,958	1,627	(56,682)

	$1,422,521	$677,472	$192,486	$54,958	$19,536	$478,069

Segment income	$478,069
Corporate and Other
Interest and sundry income	10,254
Gain on acquisition of Comaplex, net	57,526
Gain on sale of available-for-sale securities	19,487
Gain on derivative financial instruments	7,612
General and administrative	(94,327)
Provincial capital tax	6,075
Interest expense	(49,493)

Income before income and mining taxes	$435,203

Year Ended December 31, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$538,123	$252,035	$60,028	$—	$36,499	$189,561
Europe	61,457	42,464	10,909	—	3,582	4,502
Latin America	14,182	11,819	1,524	—	(250)	1,089
Exploration	—	—	—	36,279	—	(36,279)

	$613,762	$306,318	$72,461	$36,279	$39,831	$158,873

Segment income	$158,873
Corporate and Other
Interest and sundry income	12,580
Gain on sale of available-for-sale securities	10,142
Gain on derivative financial instruments	3,592
General and administrative	(63,687)
Provincial capital tax	(5,014)
Interest expense	(8,448)

Income before income and mining taxes	$108,038

	Total Assets as at
	December 31, 2011	December 31, 2010
Canada	$3,205,158	$4,179,446
Europe	771,714	679,258
Latin America	1,020,078	619,263
Exploration	37,312	22,384

	$5,034,262	$5,500,351

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

19.   SEGMENTED INFORMATION (Continued)

	Capital Expenditures
	2011	2010	2009
Canada	$319,728	$1,004,129	$435,098
Europe	95,549	67,894	84,955
Latin America	313,669	103,131	136,706
Exploration	8,418	97	—

	$737,364	$1,175,251	$656,759

20.   SUBSEQUENT EVENTS

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares.

  On February 16, 2012, Agnico-Eagle announced that the Board of Directors approved the payment of a quarterly cash dividend of $0.20 per common share, payable on March 15, 2012 to holders of record of the common shares of the Company on March 1, 2012.

21.   ALLEGED SECURITIES CLASS ACTION LAWSUITS

  On November 7 and 22, 2011, the Company, three of its senior executive officers and two also being directors, and one of its former senior executive officers and directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., which were filed in the United States District Court for the Southern District of New York. These actions purport to be brought on behalf of all persons who purchased the Company's securities during the period March 26, 2010 through October 19, 2011 (the "Class Period"). The lawsuits allege, among other things, that the Company violated the U.S. securities laws by making a series of material misrepresentations and/or omitting to disclose material information during the Class Period, thereby artificially inflating the price of the Company's securities. The original complaints seek, among other things, (i) a determination that the action is a proper class action, and (ii) awards for unspecified damages and interest, costs and expenses. On February 6, 2012, the court entered an order consolidating the Stone and Hastings actions under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation and appointing a lead plaintiff (not one of the plaintiffs who filed the original complaints). The lead plaintiff has until April 6, 2012 to file a consolidated amended complaint. Defendants will then respond to the consolidated amended complaint, including filing a motion to dismiss for failure to state a claim under the U.S. securities laws, if they deem it appropriate. Eberhard Scherkus, one of the three executives employed by Agnico-Eagle at the time the case was filed and named as a defendant in the lawsuits, resigned as a director and officer of the company effective February 15, 2012.

  On March 8, 2012, a Notice of Action was issued by AF A Livforsakringsaktiebolag, AF A Sjukforsakringsaktiebolag, AF A Trygg Hetsforsakrfngsaktiebolag, Kollektiv a Vtalsstfftelsen Trygghetsfonden TSL, and William Leslie against the Company and certain of its current and former officers and directors. The Notice alleges, among other things, that the Company failed to disclose the specific risks regarding ongoing water inflow at the Goldex mine. The Notice was issued by the plaintiffs as a proposed class action on behalf of all persons who acquired securities of the Company during the period March 26, 2010 to October 19, 2011. The plaintiffs seek to certify the action as a class action and seek damages of $250 million.

QuickLinks

  Exhibit 99.3
Annual Audited Consolidated Financial Statements (Prepared in accordance with United States GAAP)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except per share amounts, unless otherwise indicated) December 31, 2011